GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6



May 22, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

82-3023

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

dlw 6/6

File No. 82-4991

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

NEWS RELEASE

TSX Trading Symbol: YGH.V
S.E.C. Exemption: 12(g)3-2(b)

May 22, 2003

Golden Hope Mines Limited is pleased to announce that it has entered into an Agreement with **Osisko Exploration Ltd.** for the development of the Bellechasse Gold Project, consisting of approximately seventy-six (76) mineral claims located in Bellechasse and Panet Townships, Quebec (the "Bellechasse Property"). This Agreement allows **Osisko Explorations Ltd.** to earn a fifty percent (50%) interest in the Bellechasse Property in consideration for $3,500,000.00 in expenditures over a three and one half (3 ½) year period, of which $500,000.00 is a firm commitment to be spent on the Property between June and November, 2003.

An Additional ten percent (10%) interest in the Property can be earned by **Osisko Exploration Ltd.** by providing a bankable feasibility study.

The Bellechasse Project is the Company's main property and has been the focus of considerable interest since recent increases in the price of gold. The exploration program will focus on drill defining the size and grade of the Timmins and 88 gold zones.

The Agreement is subject to regulatory approval.

ON BEHALF OF THE BOARD

"Peter H. Smith"

Peter H. Smith
Director

For further information, contact Peter H. Smith, Ph.D., P.Eng.: 514-481-3172